Filed by Mission Resources Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mission Resources Corporation
Subject Company’s Exchange Act File No.: 000-09498

The following slides were used in connection with a webcast hosted by Mission Resources Corporation and Petrohawk Energy Corporation on April 4, 2005.

Acquisition of Mission Resources April 4, 2005

Forward-looking statements This material contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Petrohawk's and Mission's current expectations and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include, without limitation, 1) the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting objectives; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility of future regulatory or legislative actions; 7) the volatility in prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Petrohawk and Mission. Petrohawk and Mission assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law. Petrohawk and Mission will file materials relating to the acquisition with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and Mission are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, Mission and the acquisition. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission's website at www.mrcorp.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition. Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Mission and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in the proxy statement for Mission's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2004.

Petrohawk + Mission ^ An Exciting New E&P Company Arkoma 4% 5 MMcfe/d 51 Bcfe 446 Bcfe Total Proved Reserves 75% proved developed, 67% gas 125 MMcfe / day current production 19 Bcfe 20 Bcfe E. Texas / N. Louisiana 4% 5 MMcfe/d Gulf Coast 156 Bcfe / 35% 51 MMcfe/d onshore + 15 MMcfe/d in Gulf of Mexico Permian 43% 32 MMcfe/d Anadarko 11% 13 MMcfe/d Other Basins 9 Bcfe / 2% 4 MMcfe/d 191 Bcfe At December 31, 2004 pro forma for Mission acquisition, sale of royalty interests and acquisition of Proton Energy based on SEC pricing of $43.58 and $6.20

Mission Fits Petrohawk's Strategy Value Transaction is immediately accretive to cash flow, production, reserves and NAV Reasonable leverage for substantially enhanced combined operating platform Plan to build balance sheet strength through non-core property divestments and cash flow Hedging program to protect downside Property Complementary locations and drilling programs: Gulf Coast major fields La Reforma, Dry Hollow, Lions, Heard Ranch in South Texas Gueydan, Broussard, Reddell, N. Leroy in South Louisiana High Island, Eugene Island, S. Marsh Island in Gulf of Mexico Permian major fields Jalmat, Waddell Ranch, TXL Both companies focus capital programs on accelerated development drilling, coupled with meaningful exposure to exploratory upside Mission adds 3-D seismic evaluated prospects to the HAWK inventory in Gulf Coast area People Petrohawk management ability to acquire, divest and lower costs to improve the portfolio Combined technical staffs have identified and are aggressively pursuing development and exploration opportunities in across the property base Integration of Sarbanes 404-compliant organization

Petrohawk's Strategy for Building Value Acquire quality properties in privately negotiated transactions Properties in core areas with substantial upside Divest non-strategic assets Build significant drilling program Accelerate property development Meaningful exploration exposure Raise appropriate capital Access to equity and debt markets Hedging is part of our business plan Balance sheet discipline is important to eventual sale Recent events May 2004: Recapitalization of Beta Oil & Gas - $60 million November 2004: Acquisition of Wynn-Crosby Energy - $423 million January 2005: Divestment of royalty interests - $80 million February 2005: Acquisition of Proton Energy - $53 million March 2005: $70 million capital program announced April 2005: Acquisition of Mission Resources - $508 million

Management Team

Experienced management team with significant investment in the Company

Floyd C. Wilson *Chairman, President and CEO*	■ Former Chairman, CEO and founder of 3TEC Energy ■ Proven track record of building companies and shareholder value ■ Over 30 years of energy industry experience
Shane M. Bayless *VP, CFO and Treasurer*	■ Former VP – Controller and Treasurer of 3TEC Energy ■ Over 15 years of energy industry and public accounting experience ■ Controller with Encore Acquisition Co. and Hugoton Energy
Larry L. Helm *Chief Administrative Officer*	■ Former EVP – Middle Market Banking with Bank One ■ Over 30 years commercial banking experience, primarily in energy ■ Former director of 3TEC Energy
Steve W. Herod *VP – Corporate Development*	■ Former EVP – Corporate Development and director of 3TEC Energy ■ Over 20 years of energy industry experience ■ President of Shore Oil until its merger with predecessor to 3TEC Energy
Richard H. Smith *VP - Land*	■ Former land manager with Unocal ■ Previously with Basin Exploration and Norcen Explorer ■ Over 20 years of energy industry experience
Richard K. Stoneburner *VP - Exploration*	■ Former VP – Exploration of 3TEC Energy ■ Over 25 years of energy industry experience, including Hugoton Energy ■ Substantial exploration and exploitation track record

- **Seasoned technical staff with extensive experience working together**
- **Significant experience in the public company environment**

6

Deal Terms $8.15/share for MSSN 40% Cash - $3.26/share 60% Stock - Exchange ratio based on HAWK trading 20 day weighted average closing price ending April 1 ($10.56) Exchange ratio calculation: HAWK @ $10.56 = 8.15/10.56 = .7718 .7718 x .60 = .4631 / share of HAWK for each MSSN share Assume/Refinance $170 MM of MSSN debt $130 MM High Yield - 9 7/8% Senior Notes Due 2011 $25 MM Term B $15 MM Revolver Total Purchase Price ~$508 MM Major MSSN shareholders holding ~34% have agreed to vote for the deal Board expands to nine, Mission to nominate two new members Closing expected during third quarter 2005 SEC dependent Customary closing conditions

A High-Potential Combined Company... Proved Reserves (Bcfe) 220 226 446 Proved Developed % 72% 78% 75% Gas % 73% 60% 67% Operated % 63% 44% 53% 1 Current Production (Mmcfe/d) 57 68 125 R/P (Years) 10.6 9.1 9.8 2005E Production (Mmcfe/d) 69 74 143 2005E LOE ($ per Mcfe) 0.85 1.23 1.05 2005E Cap Ex Budget ($MM) 70 71 141 Pro Forma 1 Pro forma 70% operated excluding MSSN's legacy Permian non-operated units

Total 2005 Pro Forma CAPEX Budget by Region ($MM) .... With an Aggressive, Focused Drilling Program Meaningful exposure to upside potential Multi-year drilling program Excellent regional distribution Total 2005 Pro Forma CAPEX Budget by Type Land & Seismic 16,000,000 $ 11% Proved 81,000,000 $ 58% Probable 18,000,000 $ 13% Exploratory 26,000,000 $ 18% Total 141,000,000 $ 100% / GOM

Pro Forma Outlook for 2005 1 Estimated Daily Production: Oil (Bbls) 7,500 - 7,900 Natural Gas (Mmcf) 94 - 98 Natural Gas Equivalent (Mmcfe) 139 - 145 Annual Natural Gas Equivalent Midpoint (Bcfe) 52 Daily Natural Gas Equivalent Midpoint (Mmcfe) 142 Estimated Operating Costs ($/Mcfe): Lease Operating Expense $1.01 - $1.07 Production, Severance and Ad Valorem Taxes $0.42 - $0.48 Gathering, Transportation and Other $0.03 - $0.05 General and Administrative $0.46 - $0.52 1 These estimates are pro forma as if the Mission acquisition had occurred January 1, 2005 In this initial view, no post-merger activities have been included, such as cost savings synergies, additional acquisitions, or divestment of high-cost, non-core properties.

Pro Forma Capitalization Revolving Senior Credit Facility $230 million expected borrowing base for combined company Projected liquidity at closing of $35 million Second Lien Facility (existing HAWK) $50 million Subordinated Convertible Note (existing HAWK) $35 million, 8% Coupon Converts May 2006 High Yield (existing MSSN) $130 million, 9-7/8% fixed 2011 maturity High Yield (new issue) $125 - $150 million 7 year notes Debt / Total Capitalization @ closing ~51%1 1 Excludes $35 million Subordinated Note

Petrohawk Hedging Overview The Company will continue to evaluate opportunities to hedge production. Market conditions and financial objectives are major components of this evaluation. Generally, the Company expects to maintain commodity price protection on approximately 50% of expected future production. Natural Gas (Mmbtu) 2005 2006 2007 2008 Production Hedged (Collars) 21,534 18,082 7,890 9,863 Production Hedged (Swaps) 2,433 - 3,288 - Average Daily Production Hedged 23,967 18,082 11,178 9,863 Average Floor Price $6.13 $5.64 $5.30 $5.05 Average Ceiling Price $9.18 $9.19 $7.12 $6.53 Average Swap Price $4.08 - $6.06 - Oil (Bbls) 2005 2006 2007 2008 Production Hedged (Collars) 1,348 1,118 658 164 Production Hedged (Swaps) 41 - - 395 Average Daily Production Hedged 1,389 1,118 658 559 Average Floor Price $42.39 $40.00 $35.30 $34.00 Average Ceiling Price $55.29 $48.89 $43.97 $45.30 Average Swap Price $32.31 - - $38.10

Mission Hedging Overview Period Volume Price Volume Price (Mmbtu/d) (Bbl/d) 2Q05 14,000 5.02 - 6.82 2,500 32.54 - 36.47 3Q05 14,000 5.02 - 6.86 2,500 32.06 - 35.71 4Q05 14,000 5.06 - 7.47 2,500 31.53 - 35.18 1Q06 7,500 5.84 - 9.57 1,750 34.49 - 48.20 2Q06 5,500 5.50 - 7.43 1,750 34.16 - 46.86 3Q06 5,500 5.50 - 7.40 1,750 33.58 - 46.07 4Q06 5,500 5.73 - 8.23 1,750 33.33 - 45.08 Gas Oil

Pro Forma Ownership Summary Current % Owned Pro forma MSSN % Owned Basic: HAWK Private Equity / Management 12.7% 5.3% HAWK Public Shareholders 87.3% 59.8% MSSN Public Shareholders - 24.2% MSSN Major Shareholders - 10.7% Total Basic 100.0% 100.0% Diluted: HAWK Private Equity / Management 32.2% 20.4% HAWK Public Shareholders 67.8% 50.5% MSSN Public Shareholders - 20.1% MSSN Major Shareholders - 8.9% Total Diluted 100.0% 100.0%

HAWK + MSSN Assets = Quality and Opportunity Brings Gulf Coast to the forefront of drilling program Significant upside with lower F&D cost Transforms the Permian Basin into a key operating area Long-lived, stable assets Creates competition within capital budget Numerous high-priority projects in Arkoma, South Texas and South Louisiana Increases HAWK inventory of 3-D seismic-evaluated prospects Adds over 650 identified drilling locations (200 proved) Quality proved reserve base SEC PV10 SEC PV10 SEC PV10 Category Oil (MBO) Gas (Bcf) Bcfe MM$ Oil (MBO) Gas (Bcf) Bcfe MM$ Oil (MBO) Gas (Bcf) Bcfe MM$ PDP 6,457 91.6 130.3 300.2 12,003 77.8 149.8 272.8 18,460 169.4 280.1 572.9 PDNP 1,150 20.3 27.2 66.6 1,012 21.3 27.4 68.9 2,162 41.6 54.6 135.5 PUD 2,331 49.2 63.1 128.2 1,921 37.6 49.1 86.5 4,252 86.8 112.3 214.7 Total Proved 9,939 161.0 220.6 495.0 14,936 136.7 226.3 428.1 24,875 297.7 447.0 923.1 As of December 31, 2004. SEC prices are $43.34/Bbl and $6.18/Mmbtu. Note: Petrohawk and Mission December 31, 2004 reserves prepared by NSAI. Proton reserves (28 Bcfe) prepared by Petrohawk. Mission NGL's included in gas. Petrohawk reserves are pro-forma for the February 2005 Proton acquisition and the sale of royalty properties. PETROHAWK MISSION PETROHAWK + MISSION

HAWK + MSSN Assets = Quality and Opportunity Brings Gulf Coast to the forefront of drilling program Significant upside with lower F&D cost Transforms the Permian Basin into key operating area Long-lived, stable assets Creates competition within capital budget Numerous high-priority projects in Arkoma, South Texas and South Louisiana Additional 3-D seismic-evaluated prospects to HAWK inventory Adds over 650 identified drilling locations (200 proved) Quality proved reserve base SEC PV10 SEC PV10 SEC PV10 Category Oil (MBO) Gas (Bcf) Bcfe MM$ Oil (MBO) Gas (Bcf) Bcfe MM$ Oil (MBO) Gas (Bcf) Bcfe MM$ PDP 6,457 91.6 130.3 300.2 12,003 77.8 149.8 272.8 18,460 169.4 280.1 572.9 PDNP 1,150 20.3 27.2 66.6 1,012 21.3 27.4 68.9 2,162 41.6 54.6 135.5 PUD 2,331 49.2 63.1 128.2 1,921 37.6 49.1 86.5 4,252 86.8 112.3 214.7 Total Proved 9,939 161.0 220.6 495.0 14,936 136.7 226.3 428.1 24,875 297.7 447.0 923.1 As of December 31, 2004. SEC prices are $43.34/Bbl and $6.18/Mmbtu. Note: Petrohawk and Mission December 31, 2004 reserves prepared by NSAI. Proton reserves (28 Bcfe) prepared by Petrohawk. Mission NGL's included in gas. Petrohawk reserves are pro-forma for the February 2005 Proton acquisition and the sale of royalty properties. PETROHAWK MISSION PETROHAWK + MISSION

Conclusion Accretive transaction for HAWK shareholders Cash flow, production, reserves and NAV per share improvement Adds complementary property base and solid upside Property in basins where we have significant technical expertise Reasonable leverage in combined company Divestment opportunities to reduce debt and lower unit costs Significant free cash flow Hedging program to protect downside Market today provides meaningful protection Improves shareholder liquidity Makes HAWK a stronger company with additional growth potential Build to sell remains our objective Conclusion

Petrohawk Corporate Information Independent Reserve Engineers Netherland, Sewell & Associates Corporate Counsel Hinkle Elkouri Law Firm LLC Securities Counsel Thompson & Knight LLP Lead Commercial Bank BNP Paribas Auditor Deloitte Stock Transfer Agent OTR, Inc. State of Incorporation Delaware Website www.petrohawk.com Listing NASDAQ: HAWK Equity Research Petrie Parkman, Next Generation, FBR, Johnson Rice, Sterne Agee